Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

(FORMERLY FIRST COBALT CORP.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$15,053	$7,952
Marketable securities (Note 6)	625	433
Prepaid expenses and deposits	713	716
Receivables	993	3,079
Assets held for sale (Note 6)	-	1,338
	17,384	13,518
Non-Current Assets
Exploration and evaluation assets (Note 5)	87,693	87,693
Property, plant and equipment (Note 4)	105,230	82,288
Capital long-term prepayments (Note 4)	-	3,087
Long-term restricted cash	-	938

Total Assets	$210,307	$187,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$9,615	$18,864
Accrued Interest (Note 9)	4,017	1,300
Current government loan payable (Note 8)	774	-
Current convertible notes payable (Note 9)	54,521	25,662
Current financial derivative liability - convertible notes (Note 9)	3,901	6,674
Embedded derivative liability (US Warrant) (Note 11)	111	1,271
Liabilities held for sale (Note 6)	-	338
	72,939	54,109
Non-Current Liabilities
Long-term government loan payable (Note 8)	3,454	3,777
Government grant (Note 8)	919	1,121
Lease liability	182	218
Asset retirement obligations (Note 7)	1,669	1,790
Total Liabilities	$79,163	$61,015
Shareholders’ Equity
Common shares (Note 10)	303,661	288,871
Reserve (Note 11)	26,936	17,892
Accumulated other comprehensive income	525	525
Deficit	(199,978)	(180,779)
Total Shareholders' Equity	$131,144	$126,509
Total Liabilities and Shareholders’ Equity	$210,307	$187,524
Going concern (Note 1)
Commitments (Note 15)
Subsequent event (Notes 1 and 9)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors and authorized for issue on November 16, 2023

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Operating expenses
General and administrative	$680	$668	$2,004	$1,114
Consulting and professional fees	1,149	1,024	3,396	2,542
Exploration and evaluation expenditures	259	1,336	612	2,814
Investor relations and marketing	194	233	388	797
Refinery, engineering, and metallurgical studies	628	548	1,587	968
Refinery, permitting, and environmental expenses	47	3	134	64
Salary and benefits	891	722	3,510	1,875
Share-based payments	317	285	861	1,023
Operating loss	4,165	4,819	12,492	11,197
Other
Unrealized loss on marketable securities (Note 6)	(298)	(330)	(267)	(880)
Finance income (expense) - convertible notes and warrants (Note 9)	(4,436)	(903)	(7,686)	15,782
Gain on embedded derivative liability (US Warrant) (Note 11)	78	-	1,140	-
Other non-operating income (expense) (Note 12)	(402)	(1,576)	106	(1,469)

Net income (loss) and other comprehensive income (loss)	$(9,223)	$(7,628)	$(19,199)	$2,236
Basic income (loss) per share	$(0.20)	$(0.24)	$(0.49)	$0.07
Diluted loss per share	$(0.20)	$(0.24)	$(0.49)	$(0.34)
Weighted average number of shares outstanding (basic) (Note 13)	46,686,581	32,425,584	39,231,446	31,842,744
Weighted average number of shares outstanding (diluted) (Note 13)	46,686,581	32,425,584	39,231,446	39,959,224

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Nine months ended	Nine months ended
	September 30,	September 30,
	2023	2022
Operating activities
Net income (loss)	$(19,199)	$2,236
Adjustments for items not affecting cash:
Share-based payments	861	1,023
Unrealized (gain) loss on marketable securities	267	880
Realized gain on marketable securities	(89)	-
Depreciation	42	-
Loss (gain) on financial derivative liability - 2026 Notes (Note 9)	5,076	(15,782)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes (Note 9)	20,119	-
Fair value gain on convertible notes payable and warrants 2028 Notes (Note 9)	(17,508)	-
Directors fees paid in DSUs	888	-
Fair value adjustment on embedded derivative liability (US Warrant)	(1,140)	-
Unrealized loss on foreign exchange	695	-
Other	-	1,800
	(9,988)	(9,843)
Changes in operating working capital:
Decrease (increase) in receivables	1,937	(2,506)
Decrease (increase) in accounts payable and accrued liabilities	(8,992)	4,195
Decrease (increase) in prepaid and other current assets	3	(1,105)
Cash Flows used in operating activities	(17,040)	(9,259)

Investing activities
Transfer from (to) restricted cash	938	(821)
Capital long-term prepayments	-	(12,499)
Proceeds from sale of marketable securities	780	202
Additions to property, plant and equipment	(14,231)	(19,490)
Cash Flows used in investing activities	(12,513)	(32,608)

Financing activities
Proceeds from issuance of units, net transaction costs of $1,384 (2022 - $nil) (Note 10)	20,116	-
Proceeds from at-the-market equity program ("ATM Program"), net transaction costs of $nil (2022 - $82)	-	3,199
Proceeds from exercise of warrants	-	85
Proceeds from exercise of options	-	140
Proceeds from government loan	250	2,319
Payment of lease liability, net of interest	(36)	-
Proceeds from 2028 Notes (Note 9)	68,049	-
Repayment of 2026 Notes (Note 9)	(48,036)	-
Settlement of transaction costs on 2028 Notes (Note 9)	(2,100)	-
Interest settlement on 2026 Notes (Note 9)	(1,656)	(3,800)
Cash Flows provided by financing activities	36,587	1,943

Changes in cash during the period	7,034	(39,924)
Effect of exchange rates on cash	67	240
Cash – Beginning of the period	7,952	58,626
Cash – End of the period	$15,053	$18,942

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Common Shares			Accumulated Other
	Number of Shares	Amount	Reserves	Comprehensive Income	Deficit	Total
Balance – December 31, 2022	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509
Net loss for the period	-	-	-	-	(19,199)	$(19,199)
Share based payment expense	-	-	861	-	-	$861
Directors fees paid in deferred share units	-	-	889	-	-	$889
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units (Note 11)	3,053	17	(17)	-	-	$-
Proceeds from issuance of shares, net of transaction costs	19,545,454	12,805	7,311	-	-	$20,116
Settlement of transaction costs on 2028 Notes	77,500	175	-	-	-	$175
Convertible Notes Conversion (Note 9)	368,543	998	-	-	-	$998
Settlement of interest on 2028 Notes (Note 10)	660,802	795	-	-	-	$795
Balance – September 30, 2023	55,841,329	$303,661	$26,936	$525	$(199,978)	$131,144

Balance – December 31, 2021	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964
Net income for the period	-	-	-	-	2,236	$2,236
Share based payment expense	-	-	1,023	-	-	$1,023
Directors fees paid in deferred share units	-	-	6	-	-	$6
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units	262,810	1,287	(420)	-	-	$867
ATM Program sales, net of transaction costs	641,795	3,199	-	-	-	$3,199
Convertible Notes Conversion (Note 10)	789,103	4,835	-	-	-	$4,835
Balance – September 30, 2022	32,668,561	$285,536	$17,163	$525	$(191,094)	$112,130

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011, under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical refinery (the “Refinery”) and exploring and developing its mineral properties.

Going Concern Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to continue its operations for the foreseeable future and realize its assets and discharge its liabilities in the normal course of business.

On May 11, 2023, the Company released updated economics and capital spend estimates for its refinery complex currently under construction at Temiskaming Shores, Ontario, Canada. The re-baseline engineering report has determined that the total capital costs are now estimated at $155,000 to $167,000, of which approximately $82,700 has been spent as of September 30, 2023. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and will require additional financing in 2023 and 2024 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the convertible notes arrangement (refer to Note 9).

As per Note 9, the Company was required to have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. The Company had previously received waivers on this covenant from all indenture holders until August 31, 2023 but the waiver was not extended as of September 30, 2023, hence the Company was in default of the registration covenant. As the Company did not have a US registration statement, the Company was unable to deliver freely tradable common stock to settle interest payment on August 15, 2023, hence the Company was also in default of interest payment covenant. On November 14, 2023, subsequent to period end, the Company received a temporary waiver on both covenants, where the indenture holders agreed to waive their rights and remedies under registration default until December 31, 2023, and waive their rights and remedies under the interest payment default until a new interest payment date, which will be seventh trading day after the effectiveness of the registration statement providing for the resale of the underlying Common Stock. The Company is actively working on completing the registration statement prior to December 31, 2023, but if the Company is unable to complete this, the Company will continue to seek additional waivers from the indenture holders prior to expiry. However, there are no assurances that the indenture holders will accommodate further waivers the Company will seek. If the Company is unable to provide a registration statement and is not successful in obtaining suitable waivers, it would result in an event of default under the bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500, consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (refer to Note 10). The Company is also in discussion with various parties on additional financing opportunities and alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future, or strategic review process will culminate in any transaction or alternative. These conditions indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain the necessary financing to complete exploration and development, and upon future profitable production or proceeds from the disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

2.	Significant Accounting Policies, Estimates, and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements except for the accounting standards and valuation estimates relating to the Convertible Note Arrangement which closed on February 13, 2023 (Note 9).

All amounts on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 16, 2023.

Convertible Note Arrangement

Where a modification of the terms of a debt instrument meets the derecognition conditions in IFRS 9, any difference between the carrying amount of the original liabilities and the consideration paid is recognized in profit or loss. Where the consideration paid includes the recognition of new financial liabilities those are initially measured at fair value.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The valuation of 2028 Notes (Note 9) and Warrants relating to the 2028 Notes are carried at fair values and involves significant estimation. The fair values were determined at inception and are reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of these components are risk free rate, the Company’s share price, equity volatility and credit spread.

Refinery Impairment Testing

The assessment of fair values, including those of the CGUs for purposes of testing for impairment of the refinery for potential impairment, require the use of estimates and assumptions for future operating performance and capital requirements, as well as future long-term commodity prices, discount rates, earnings multiple and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 – Income Taxes. In September 2022, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The adoption of this amendment did not have an impact on the Company’s condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Definition of Accounting Estimates

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the condensed interim consolidated financial statements of the Company.

Disclosure of Accounting Policies

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the condensed interim consolidated financial statements of the Company.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its financial statements.

International Tax Reform

Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023.The adoption of the new standard did not impact the financial statements of the Company.

Other accounting standard issued but not yet effective

The following new and amended standard is not expected to have a significant impact on the Company’s financial statements.

•	Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases)) – effective January 1, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

4.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant, and Equipment	Construction in Progress	Right-Of-Use Assets	Total
December 31, 2021	$5,433	$5,015	$-	$10,448
Additions during the year	556	57,085	301	57,942
Transfer from capital long term prepayments	-	13,948	-	13,948
Balance December 31, 2022	$5,989	$76,048	$301	$82,338
Additions during the period	-	19,016	-	19,016
Transfer from capital long term prepayments	-	3,968	-	3,968
Balance September 30, 2023	$5,989	$99,032	$301	$105,322

Accumulated Depreciation	Property, Plant, and Equipment	Construction in Progress	Right-Of-Use Assets	Total
December 31, 2021	$2	$-	$-	$2
Charge for the year	8	-	40	48
Balance December 31, 2022	$10	$-	$40	$50
Charge for the period	-	-	42	42
Balance September 30, 2023	$10	$-	$82	$92

Net Book Value
Balance December 31, 2022	$5,979	$76,048	$261	$82,288
Balance September 30, 2023	$5,979	$99,032	$219	$105,230

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $105,230 (December 31, 2022 - $82,288), all of which is pledged as security for the convertible notes arrangement. (Note 9).

In September 2021, the Company moved into the development stage and began capitalizing engineering, refurbishment and other costs directly associated with bringing the Refinery into the state required for its intended use. Capitalized development costs for the period ended September 30, 2023, totalled $15,983 (December 31, 2022 - $64,080) and capitalized borrowing costs were $7,003 (December 31, 2022 - $6,954).

No depreciation has been recorded for the Refinery in the current year (September 30, 2022 - $Nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

Right-of-use asset relates to an office lease which the Company entered into during 2022.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Balance	Capital long-term prepayments
December 31, 2021	$6,631
Additions during the year	$10,404
Transfer to property, plant and equipment	$(13,948)
December 31, 2022	$3,087
Additions during the year	$881
Transfer to property, plant and equipment	$(3,968)
September 30, 2023	$-

Capital long-term prepayments relate to payments for long-term capital contracts made for Refinery equipment. The entire amount has been moved to Construction in Progress and there is no balance as of September 30, 2023. All of these assets are pledged as security for the convertible notes arrangement (Note 9). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

5.	Exploration and Evaluation Assets

	Balance December 31, 2022	Acquisition Costs	Impairment Reversal	Reclassification to Held for Sale	Balance September 30, 2023
Iron Creek	$87,693	$-	$-	$-	$87,693
Total	$87,693	$-	$-	$-	$87,693

	Balance December 31, 2021	Acquisition Costs	Impairment Reversal	Reclassification to Held for Sale	Balance December 31, 2022
Iron Creek	$87,661	$32	$-	$-	$87,693
Cobalt Camp, Ontario	-	-	1,338	(1,338)	-
Total	$87,661	$32	$1,338	$(1,338)	$87,693

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 (Note 9). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

6.	Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at September 30, 2023 was $625 (December 31, 2022 - $433). These shares were marked-to-market at September 30, 2023 resulting in a net loss of $267 being recorded during the nine months ended September 30, 2023 (September 30, 2022 – loss of $880).

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) which Kuya did not own, as well as their associated asset retirement obligations. These assets and associated asset retirement obligations were classified as assets and liabilities held for sale at December 31, 2022. To complete the sale, Kuya issued to the Company 3,108,108 shares at a deemed price of $0.37 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 2,702,703 shares as consideration for the $1,000 sale price (classified as disposal group held for sale by the Company at December 31, 2022) and an additional 405,405 to settle $150 of payables to the Company. Kuya has also agreed to enter into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

7.	Asset Retirement Obligations

As at September 30, 2023, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets.

The full estimated closure costs in the closure plan, last updated with the relevant government authorities in October 2022, incorporates disturbances that have yet to take place. Those elements include the completed new solvent extraction building, new chemicals on site, and a new tailings area. Company updated its estimate of the present value of reclamation activities for the Refinery based the infrastructure and disturbances that existed at September 30, 2023. The following assumptions were used to calculate the asset retirement obligation:

•	Undiscounted cash flows of $1,928 (December 31, 2022 - $1,932)

•	Closure activities date of 2037 – (December 31, 2022 – 2036)

•	Nominal discount rate of 4.03% - (December 31, 2022 – 3.31%)

•	Long-term inflation rate of 3.0% - (December 31, 2022 – 2.50%)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

During the nine months ended September 30, 2023, the asset retirement obligation was decreased by $121 (September 30, 2022 – decrease of $128) due to changes in estimate from discounting. The continuity of the asset retirement obligation at September 30, 2023 and December 31, 2022 is as follows:

Total ARO
Balance at January 1, 2022	$1,674
Change in estimate from discounting	(274)
Change in estimate of costs	728
Transferred to liabilities held for sale (Note 6)	(338)
Balance at December 31, 2022	1,790
Change in estimate from discounting	(116)
Change in estimate of costs	(5)
Balance at June 30, 2023	$1,669

8.	Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on March 1, 2024. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

During 2023, the Company received a separate one-time contribution from FedNor for $250 on completion of Battery Materials Park scoping study (“Nickel Study”). The contribution was in form of debt bearing 0% interest rate and will be repaid in 27 equal quarterly instalments starting on January 1, 2024.

The following table sets out the gross proceeds of Government Loans and Government Grant received at September 30, 2023 and December 31, 2022.

	Government Loan	Government Grant	Total
Balance - January 1, 2022	$1,000	$-	$1,000
FedNor loan - February 2022	1,579	-	1,579
FedNor loan - March 2022	938	-	938
FedNor loan - April 2022	1,216	-	1,216
NOHFC grant - June 2022	-	165	165
Balance - December 31, 2022	$4,733	$165	$4,898
FedNor Loan (Nickel Study) - February 2023	250	-	250
Balance -September 30, 2023	$4,983	$165	$5,148

As of September 30, 2023, the Company has recorded a balance of $4,228 (December 31, 2022 - $3,777) to Government Loan Payable, of which $774 is due in the next twelve months (December 31, 2022 - $nil). The Company has recorded $919 (December 31, 2022 - $1,121) to Government Grant. There were no transaction costs incurred in setting up the contribution agreement.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

9.	Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 403.2140 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture (the “Conversion Price”). The Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and mature in February 2028. During the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year.

The investors in the offering also received an aggregate of 10,796,054 warrants to purchase common shares in the Company. The Warrants are exercisable for five years at an exercise price of US$2.48, subject to certain adjustments.

The investors also received a royalty (the “Royalty”) of (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where “Operating Revenue” consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6 million.

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of US$36 million of existing 6.95% senior secured notes due December 2026 (“2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The net proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,275. As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company has accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $20,119 as determined below.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Convertible Notes Payable	Financial Derivative Liability	Total
Balance at January 1, 2022	$22,541	$37,715	$60,256
Effective interest	6,954	-	6,954
Foreign exchange loss	2,728	-	2,728
Interest payment	(3,183)	-	(3,183)
(Gain) loss on fair value derivative revaluation	-	(27,686)	(27,686)
Portion derecognized due to conversions	(2,078)	(3,355)	(5,433)
Less: Accrued Interest	(1,300)	-	(1,300)
Ending balance at December 31, 2022	25,662	6,674	32,336
Effective interest	914	-	914
Foreign exchange loss	(22)	-	(22)
(Gain) loss on fair value derivative revaluation	-	5,076	5,076
Less: Accrued Interest	(356)	-	(356)
Ending balance at February 13, 2023	26,198	11,750	37,948
Proceeds from 2028 Notes			20,013
Fair value used to settle 2026 Notes			57,961
Fair value of 2028 Notes			75,805
Loss before transaction costs			(17,844)
Transaction costs			(2,275)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes			(20,119)

The 2028 Notes contains components of Convertible Notes, Warrants, and a Royalty. Based on the 2028 Notes agreements, these components are separately exercisable hence the Company has accounted for each as a freestanding financial instrument and initially recorded these components at fair value.

The Company has classified the components of 2028 Notes as follows.

•	Convertible Notes Payable – Fair Value Through Profit or Loss (“FVTPL”). Elements of gains or losses attributable to changes in own credit risk will be recognized in other comprehensive income.

•	Warrants – Derivative financial liabilities classified and measured at FVTPL.

•	Royalty – Amortized cost.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The following table sets out the details of these components relating to 2028 Notes as at September 30, 2023.

	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$-	$-	$-	$-
Initial recognition at fair value	60,108	13,519	2,178	75,805
Balance at February 13, 2023	60,108	13,519	2,178	75,805
Portion derecognized due to conversions	(840)	-	-	(840)
Revaluation to fair value	(7,831)	(9,678)	-	(17,509)
Foreign exchange loss (gain)	652	60	(275)	437
Effective interest	-	-	529	529
Balance at September 30, 2023	$52,089	$3,901	$2,432	$58,422

For the three and nine months ended September 30, 2023, and 2022, the Company incurred the following finance costs relating to 2026 Notes and 2028 Notes.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Gain (loss) on financial derivative liability - 2026 Notes	-	(903)	(5,076)	15,782
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	-	-	(20,119)	-
Fair value gain (loss) on convertible notes payable and warrants	(4,436)	-	17,509	-
	(4,436)	(903)	(7,686)	15,782

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The Company also must have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. The Company had previously received a waiver on this covenant from all indenture holders until August 31, 2023 but the waiver was not extended as of September 30, 2023, hence the Company was in default of the registration covenant. As the Company did not have a US registration statement, the Company was unable to deliver freely tradable common stock to settle interest payment on August 15, 2023, hence the Company was also in default of interest payment covenant. On November 14, 2023, subsequent to period end, the Company received a temporary waiver on both covenants, where the indenture holders agreed to waive their rights and remedies under registration default until December 31, 2023, and waive their rights and remedies under the interest payment default until a new interest payment date, which will be seventh trading day after the effectiveness of the registration statement providing for the resale of the underlying Common Stock. The Company is actively working on completing the registration statement prior to December 31, 2023, but if the Company is unable to complete this, the Company will continue to seek additional waivers from the indenture holders prior to expiry. However, there are no assurances that the indenture holders will accommodate further waivers the Company will seek. If the Company is unable to provide a registration statement and is not successful in obtaining suitable waivers, it would result in an event of default under the bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

10.	Shareholder’s Equity

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at September 30, 2023, the Company had 55,841,329 (December 31, 2022: 35,185,977) common shares outstanding.

(b)	Issued Share Capital

During the nine months ended September 30, 2023, the Company issued common shares as follows:

•	On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceed of $20,116), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company has issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $990 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 11, 2025.

•	The Company made an interest payment of $795 (US$591) to a convertible noteholder, which was settled by issuing 660,802 common shares at an average price of $1.20 (US$0.89). There were no significant transaction costs incurred in relation to this transaction.

•	$1,006 (US$750) of convertible notes were converted by noteholders which resulted in the Company issuing a total of 302,411 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling $157 (US$135) which was settled by issuing 66,132 common shares. There were no significant transaction costs incurred in relation to the conversions.

•	The Company issued 77,500 common shares at an average market price of $2.26 to the placement agent for 2028 Notes to settle $175 of transaction costs.

•	The Company issued 3,053 common shares for the exercise of restricted share units.

11.	Share Based Payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18–24-month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 24–36-month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 2,333,333 shares.

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance December 31, 2021	$5.94	834,351
Granted	$4.66	461,162
Exercised	$2.52	(55,554)
Expired	$9.12	(247,999)
Balance December 31, 2022	$4.95	991,960
Granted	$2.24	416,319
Expired	$5.87	(441,163)
Balance September 30, 2023	$3.74	967,116

During the nine months ended September 30, 2023:

•	The Company granted 416,319 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $1.04 to $2.40 per share. The fair value of the options at the date of the grant was $577 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% to 4.15% per year, an expected life of 4 to 5 years, expected volatility based on historical prices in the range of 82.51% to 85.41%, no expected dividends and a share price range of $0.98 to $2.40.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Incentive share options outstanding and exercisable (vested) at September 30, 2023, are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Exercise Price
$1.04	50,000	4.89	$1.04	-	$1.04
$2.40	323,350	2.46	$2.40	-	$2.40
$2.52	108,332	0.42	$2.52	108,333	$2.52
$2.61	27,778	1.91	$2.61	27,778	$2.61
$2.88	16,667	0.50	$2.88	16,667	$2.88
$3.21	105,000	2.94	$3.21	-	$3.21
$3.24	55,556	0.39	$3.24	55,556	$3.24
$4.38	30,000	3.73	$4.38	10,000	$4.38
$4.63	19,444	3.65	$4.63	6,481	$4.63
$5.40	176,822	2.48	$5.40	58,941	$5.40
$5.76	19,444	3.50	$5.76	6,481	$5.76
$6.21	29,167	1.70	$6.21	19,444	$6.21
$7.29	5,556	1.39	$7.29	5,556	$7.29

Grand Total	967,116	2.30	$3.36	315,237	$3.69

During the nine months ended September 30, 2023, the Company has expensed $515 (September 30, 2022 - $232) for options valued at share prices in the range of $1.04 to $6.21 as shared-based payment expense.

(b)	DSUs, RSUs and PSUs

Restricted Share Units

The Company’s RSU plan transactions during the six months ended September 30, 2023, and 2022 were as follows:

Number of Units	2023	2022
Balance - January 1	78,289	63,711
Granted	379,188	50,890
Exercised	(3,053)	(15,249)
Expired	(33,670)	(6,482)
Balance, September 30	420,754	92,870

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Performance Share Units

The Company’s PSU plan transactions during the nine months ended September 30, 2023, and 2022 were as follows:

Number of Units	2023	2022
Balance, January 1	63,889	87,500
Granted	-	18,057
Exercised	-	(27,085)
Expired	(29,860)	(6,944)
Balance, September 30	34,029	71,528

Deferred Shares Units

The Company’s DSU plan transactions during the six months ended September 30, 2023, and 2022 were as follows:

Number of Units	2023	2022
Balance, January 1	235,312	176,331
Granted	299,305	35,550
Exercised	-	(12,493)
Expired	(37,326)	-
Balance, September 30	497,291	199,388

During the nine months ended September 30, 2023, the Company has expensed $888 (September 30, 2022 - $6) for DSUs, $70 (September 30, 2022 - $181) for PSUs, and $276 (September 30, 2022 - $135) for RSUs as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance - December 31, 2021	$7.53	1,274,785
Exercised warrants	$3.78	(210,545)
Expired warrants	$3.78	(83,213)
Balance - December 31, 2022	$8.66	981,027
Expired warrants	$8.66	(981,027)
Issuance of warrants (Note 11)	$1.71	20,445,454
Balance - September 30, 2023	$1.71	20,445,454

United States dollar denominated warrants

	Weighted average exercise price		Number of shares issued or issuable on exercise
Balance – December 31, 2021		$0.00	-
Issuance of warrants (Note 12)	US$	3.10	2,483,150
Balance - December 31, 2022			2,483,150
Issuance of warrants (Note 10)	US$	2.48	10,796,054
Balance - September 30, 2023	US$	2.60	13,279,204

Total warrants
Balance - December 31, 2022			3,464,177
Balance - September 30, 2023			33,724,658

The expiry of warrants are as follows:

Grant Date	Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price
November 15, 2022	November 15, 2025	2,483,150	US$	3.10
February 13, 2023	February 13, 2028	10,796,054	US$	2.48
August 11, 2023	August 11, 2025	20,445,454		$1.71
		33,724,658

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

On August 11, 2023, 19,545,454 warrants were issued to subscribers in the Company’s private placement (Note 10). The total value of $6,321 was recorded in reserves. The fair value of the warrants were estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 4.68%, an expected life of 2 years, an expected volatility of 66.07%, no expected dividends, and a share price of $1.19. As part of the private placement, the Company issued 900,000 Broker Warrants as transaction costs. The Company recorded $990 in reserve, which was measured at fair value of services received.

During the nine months ended September 30, 2023, the Company issued 10,796,054 warrants in conjunction with 2028 Notes (Note 9). No warrants were exercised during the nine months ended September 30, 2023. Total of 981,027 warrants expired during the nine months ended September 30, 2023.

During the year ended December 31, 2022, 210,545 warrants of the Company were exercised for gross proceeds of $807. The Company issued a total of 2,483,150 share purchase warrants in conjunction with its November 2022 best-efforts, overnight-marketed offering. During the year ended December 31, 2022, a total of 83,213 warrants expired.

On November 15, 2022, 2,345,000 warrants were issued to subscribers in the Company’s best-efforts, overnight-marketed offering. As Warrants issued are denominated in foreign currency that is different from the Company’s functional currency, the warrants are determined to be financial derivative liabilities and the total fair value of US$2,087 was recorded as such. The fair value of the warrants was estimated using the Monte Carlo Simulation Model assuming a risk-free interest rate of 4.172%, an expected volatility of 62.89%, share price of US$2.35, strike price of US$3.10.

As part of the November 15, 2022 Offering, 138,150 Broker Warrants Units (consisting of one common share and one warrant) were issued as transaction costs. The Broker Warrants are equity-settled and was issued for services received; hence the Company has recorded US$325 in reserve, which was measured at fair value of services received.

12.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the three and nine months ended September 30, 2023, and 2022:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Foreign exchange loss	(603)	(1,692)	(319)	(1,735)
Interest income	84	142	206	231
Realized gain on marketable securities	(1)	-	89	48
Other	118	(26)	130	(13)
Other non-operating income (loss)	(402)	(1,576)	106	(1,469)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

13.	Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Numerator
Net income (loss) for the period – basic	$(9,223)	$(7,628)	$(19,199)	$2,236
Gain on financial derivative liability – convertible notes	-	-	-	(15,782)
Net loss for the period – diluted	$(9,223)	$(7,628)	$(19,199)	$(13,546)

Denominator
Basic – weighted average number of shares outstanding	46,686,581	32,425,584	39,231,446	31,842,744
Effect of dilutive securities	-	-	-	8,116,480
Diluted – adjusted weighted average number of shares outstanding	46,686,581	32,425,584	39,231,446	39,959,224

Income (Loss) Per Share – Basic	$(0.20)	$(0.24)	$(0.49)	$0.07
Loss Per Share – Diluted	$(0.20)	$(0.24)	$(0.49)	$(0.34)

The basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period.

The diluted loss per share reflects the potential dilution of common share equivalents such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding during the three and nine months period ended September 30, 2023 and three months ended September 30, 2022 as the warrants and stock options were anti-dilutive.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

14.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial Assets and Liabilities

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		September 30, 2023
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$15,053	$-	$-	$-	$15,053
Receivables	-	993	-	-	-	993
Marketable securities	625	-	625	-	-	625

	$625	$16,046	$625	$-	$-	$16,671
Liabilities:
Accounts payable and accrued liabilites	$-	$9,615	$-	$-	$-	$9,615
Accrued interest [1]	-	4,017	-	-	-	4,017
Government loan payable	-	4,228	-	-	-	4,228
Convertible notes payable [1]	52,089	-	-	-	52,089	52,089
Warrants conv. notes payable [1]	3,901	-	-	-	3,901	3,901
Royalty - Note 9	-	2,432	-	-	2,432	2,432
Other financial derivative liability	111	-	-	-	111	111

	$56,101	$20,292	$-	$-	$58,533	$76,393

1 Components of 2028 Notes payable. See Note 9.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Convertible Notes Payable

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 60%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $3,193 or a decrease of $3,187 to the fair value of the convertible note payable. The Company used a credit spread of 28.0%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $3,507 or an increase of $4,037 to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The Warrants issued in a foreign currency and accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 60%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $550 or a decrease of $632 to the fair value of the Warrants.

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the discount rate and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in revenues would directly correspond to a similar percentage change in royalty payments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

E) Other Financial Derivative Liability

The fair value adjustment on embedded derivative liability (US Warrant) issued in foreign currency as at September 30, 2023 was $111 (December 31, 2022 - $1,271) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 67.57% (December 31, 2022 – 62.85%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $32 (December 31, 2022 - $163) or a decrease of $66 (December 31, 2022 - $366) to the fair value of the embedded derivative.

15.	Commitments

As at September 30, 2023, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of September 30, 2023:

	2023	2024	2025	2026	Thereafter	Total
Purchase commitments	$3,491	$-	$-	$-	$-	$3,491
Convertible notes payments [1]	5,797	6,262	6,064	6,064	73,326	97,513
Government loan payments	-	1,032	1,032	1,032	1,887	4,983
Royalty payments [2]	-	-	-	675	4,690	5,365
Total	$9,288	$7,294	$7,096	$7,771	$79,903	$111,352

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. As discussed in Note 9, 2026 Notes were cancelled and replaced with 2028 Notes in February 2023. During the first 12 months of the term of the 2028 Notes, the Company may pay interest through the issuance of Common Shares.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

16.	Segmented Information

The Company’s exploration and evaluation activities are in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business as a discrete business unit, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

(a) Segmented Operating Results

	For Period Ended September 30, 2023
	Refinery	Corporate & Other	Total
Operating Expenses
Consulting and professional fees	$-	$3,396	$3,396
Exploration and evaluation expenditures	-	612	612
General and administrative	286	1,718	2,004
Investor relations and marketing	-	388	388
Refinery, engineering and metallurgical studies	1,587	-	1,587
Refinery, permitting, and environmental expenses	104	30	134
Salary and benefits	1,287	2,223	3,510
Share-based payments	-	861	861
Operating loss	$3,264	$9,228	$12,492
Unrealized loss on marketable securities	-	(267)	(267)
Loss on financial derivative liability - convertible notes	-	(7,686)	(7,686)
Loss on financial derivative liability - US warrants	-	1,140	1,140
Other non-operating expense	-	106	106
Loss before taxes	$(3,264)	$(15,935)	$(19,199)

	For Period Ended September 30, 2022
	Refinery	Corporate & Other	Total
Operating Expenses
Consulting and professional fees	$428	$2,114	$2,542
Exploration and evaluation expenditures	-	2,814	2,814
General and administrative	49	1,065	1,114
Investor relations and marketing	-	797	797
Refinery, engineering and metallurgical studies	968	-	968
Refinery, permitting, and environmental expenses	64	-	64
Salary and benefits	259	1,616	1,875
Share-based payments	-	1,023	1,023
Operating loss	$1,768	$9,429	$11,197
Unrealized loss on marketable securities	-	(880)	(880)
Gain on financial derivative liability - convertible notes	-	15,782	15,782
Other non-operating expense	-	(1,469)	$(1,469)
Income (loss) before taxes	$(1,768)	$4,004	$2,236

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

(b) Segmented Assets and Liabilities

	Total Assets		Total Liabilities
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Refinery	$101,511	$91,322	$9,111	$17,723
Corporate & Other	108,796	96,202	70,052	43,292
Total	$210,307	$187,524	$79,163	$61,015

17.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)	Key Management Personnel Compensation

During the nine months ended September 30, 2023 and 2022, the Company paid and/or accrued the following fees to management personnel and directors:

	September 30, 2023	September 30, 2022
Management	$1,555	$1,116
Directors	61	124

	$1,616	$1,240

During the nine months ended September 30, 2023, the Company had share-based payments made to management and directors of $1,328 (September 30, 2022 - $553).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

(b)	Due to Related Parties

As at September 30, 2023, and December 31, 2022, the Company had the following amounts due to related parties:

	September 30, 2023	December 31, 2022
Accounts payable and accrued liabilities	$69	$389

	$69	$389

As at September 30, 2023, the accrued liabilities balance for related parties was $69 (December 31, 2022 - $389), which relates mainly to quarter-end compensation accruals.